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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-8A

         NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(A) OF
                       THE INVESTMENT COMPANY ACT OF 1940


The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME:

     Pioneer Multi-Asset Credit Trust

ADDRESS OF PRINCIPAL BUSINESS OFFICE:

     60 State Street
     Boston, Massachusetts 02109

TELEPHONE NUMBER (INCLUDING AREA CODE):

     (617) 742-7825

NAME AND ADDRESS OF AGENT FOR SERVICE OF PROCESS:

     Terrence J. Cullen
     Pioneer Investment Management, Inc.
     60 State Street
     Boston, Massachusetts 02109

     copies to:

     Roger P. Joseph, Esq.
     Bingham McCutchen LLP
     One Federal Street
     Boston, Massachusetts 02110

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

     Yes [X]   No [_]

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                                     NOTICE

Notice is hereby given that this Notification of Registration has been executed on behalf of the Trust by a trustee of the Trust as a trustee and not individually and the obligations of or arising out of this Notification of Registration are not binding upon any of the trustees, officers or shareholders of the Trust individually, but are binding only upon the assets and property of the Trust.

                                    SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Boston and the Commonwealth of Massachusetts on the 16th day of August, 2012.

                                        Pioneer Multi-Asset Credit Trust


                                        By: /s/John F. Cogan, Jr.
                                            ------------------------------------
                                            John F. Cogan, Jr.
                                            Trustee

ATTEST:


/s/Christopher J. Kelley
-------------------------------------
Christopher J. Kelley
Associate General Counsel
Pioneer Investment Management, Inc.

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